

10032751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 39336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernardo First Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

332 S. Juniper St., Suite 203B
(No. and Street)

Escondido, California 92025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William I. Woodson (760) 489-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran Askelson & Company, LLP
(Name – *if individual, state last, first, middle name*)

23974 ALiso Creek Road, Suite 395, Laguna Niguel California 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William I. Woodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernardo First Securities Corp., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William I. Woodson
Signature

President
Title

See attached jurat dtd 11-24-10
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 24 day of November, 2010, by
Date Month Year
(1) William L. Woodson,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and
(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Carolyn E. Zajda
Signature of Notary Public



CAROLYN E. ZAJDA
Commission # 1874478
Notary Public - California
San Diego County
My Comm. Expires Jan 17, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC Annual Audited Report

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Bernardo First Securities Corporation

FINANCIAL STATEMENTS

For the year ended September 30, 2010

With

INDEPENDENT AUDITORS' REPORT THEREON



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission 11

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule II - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule IV - Schedule of Changes in Liabilities Subordinated to Claims of Creditors 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 15

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation...17


TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bernardo First Securities Corporation

We have audited the accompanying statement of financial condition of Bernardo First Securities Corporation as of September 30, 2010, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bernardo First Securities Corporation at September 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
November 15, 2010

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329



BERNARDO FIRST SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2010

ASSETS

Cash	$	34,899
Securities owned at market value (Note 3)		5,829
Deposit with clearing organization		21,059
Prepaid expenses and other		3,996
Property and equipment, net of accumulated depreciation (Note 2)		-
Total assets	$	65,783

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,519
Total liabilities		1,519
Stockholders' Equity		
Common stock, $10.00 par value, 75,000 shares authorized, 2,000 shares issued and outstanding		20,000
Additional paid-in capital		5,000
Retained earnings		39,264
Total stockholders' equity		64,264
Total liabilities and stockholders' equity	$	65,783

See independent auditors' report and accompanying notes to financial statements

BERNARDO FIRST SECURITIES CORPORATION
Statement of Income
For the year ended September 30, 2010

Revenues:		
Commission revenues	$	9,694
Managed account fees		10,607
Mutual fund sales		9,657
Unrealized gain (loss) on securities owned		(486)
Total revenues		29,472
Operating expenses:		
Trading costs		13,187
Compliance costs		7,595
Employee compensation and benefits		3,319
Professional fees		4,000
Office rent and administration		185
Total operating expenses		28,286
Income from operations		1,186
Other income (expense):		
Interest income		13
Income before provision for income taxes		1,199
Provision for income taxes (Note 2)		(800)
Net income	$	399

BERNARDO FIRST SECURITIES CORPORATION
Statement of Stockholder's Equity
For the year ended September 30, 2010

	Common stock				
	Shares outstanding	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, September 30, 2009	2,000	$ 20,000	$ 5,000	$ 38,865	$ 63,865
Net Income	-	-	-	399	399
Balance, September 30, 2010	2,000	$ 20,000	$ 5,000	$ 39,264	$ 64,264

See independent auditors' report and accompanying notes to financial statements

BERNARDO FIRST SECURITIES CORPORATION
Statement of Cash Flows
For the year ended September 30, 2010

Cash flows from operating activities		
Net income	$	399
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized loss on securities owned		486
Decrease (increase) in assets		
Receivable due from clearing organization		1,381
Deposit with clearing organization		1,426
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		(792)
Net cash flows used by operating activities		2,900
Net increase (decrease) in cash		2,900
Cash at beginning of year		31,999
Cash at end of year	$	34,899
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	800
Cash paid for interest	$	-

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATON

Bernardo First Securities Corporation (the Company) was incorporated in the state of California on January 19, 1988 and began operations June 24, 1988 as a securities broker. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As of August 4, 1992, the Company registered with the SEC as an Investment Advisor. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The Company will cease operations in November, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Property and Equipment and Depreciation

All property and equipment are recorded at cost and consisted of $17,837 of office equipment and furniture, which was fully depreciated. The Company incurred no depreciation expense for the year ended September 30, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company immediately adopted FASB Accounting Standards Codification No. 820 (SFAS 157), *Fair Value Measurements*. ASC 820 relates to financial assets and financial liabilities. ASC 820 establishes a three-level valuation hierarchy for the use of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ -	$ 55,958	$ -	$ 55,958
Securities	-	5,829	-	5,829
Prepaid expenses	-	3,996	-	3,996
Liabilities				
Accounts payable and accrued expenses	-	-	1,519	1,519
	$ -	$ 65,783	$ 1,519	$ 67,302

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740. (ASC 740) Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes were not material for the year ended September 30, 2010. The Company is subject to an $800 minimum California Franchise Tax.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Concentration of Risk

The Company is engaged in various trading activities in which the counterparties primarily include broker dealers, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

3. SECURITIES OWNED

Securities owned by the Company at September 30, 2010 consist of an equity security stated at market value. The Company incurred an unrealized loss on this security for the year ended September 30, 2010.

4. RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from Bernardo First Tax and Estate Planning, (BFT) a company owned by the president of the Company. The Company paid no office rent to BFT for the year ended September 30, 2010.

5. RETIREMENT PLAN

Effective January 1, 1996, the Company established a simplified employee pension plan for all eligible employees. The Company made no contributions to the plan during the year ended September 30, 2010.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At September 30, 2010, the Company had a net capital of $59,394 that was $54,394 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at September 30, 2010 was .03 to 1.

SUPPLEMENTAL INFORMATION

BERNARDO FIRST SECURITIES CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended September 30, 2010

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 64,264
Deductions:		
Non-allowable assets:		
Prepaid expenses and other assets	$ 3,996	
Property and equipment, net	-	
Tentative net capital		60,268
Haircuts on securities		
Other securities	$ 874	
		874
Net capital		$ 59,394
Total aggregate indebtedness		$ 1,519
Minimum net capital required		$ 5,000
Excess net capital		$ 54,394
Ratio of aggregate indebtness to net capital		0.03
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 59,394
Net capital per above		$ 59,394

BERNARDO FIRST SECURITIES CORPORATION
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of September 30, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

BERNARDO FIRST SECURITIES CORPORATION
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of September 30, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

BERNARDO FIRST SECURITIES CORPORATION
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of September 30, 2010

Not Applicable

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Bernardo First Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Bernardo First Securities Corporation (the Company) for the year ended September 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
November 15, 2010



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Bernardo First Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2010, which were agreed to by Bernardo First Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Bernardo First Securities Corporation compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) Bernardo First Securities Corporation management is responsible for the Bernardo First Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
November 15, 2010



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 720-5472
F: (949) 606-0329